UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Preliminary Results of Operations

• The preliminary results shown below may differ from the final results.
1. Basis: Consolidated
Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2024)	Previous Period (Fourth quarter of 2023)	Changes (%)	Year to Year Comparison (First quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	44,746	45,273	(1.16)	43,722	2.34
	Year-to- date (“YTD”) Results	44,746	176,085	—	43,722	2.34
Operating Income	Quarterly Results	4,985	2,971	67.81	4,948	0.75
	YTD Results	4,985	17,532	—	4,948	0.75
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,407	2,174	102.74	4,209	4.72
	YTD Results	4,407	14,882	—	4,209	4.72
Profit for the Period	Quarterly Results	3,619	1,874	93.09	3,025	19.65
	YTD Results	3,619	11,459	—	3,025	19.65
Attributable To: Controlling Interests	Quarterly Results	3,530	1,760	100.56	2,905	21.51
	YTD Results	3,530	10,936	—	2,905	21.51

2. Basis: Separate
Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2024)	Previous Period (Fourth quarter of 2023)	Changes (%)	Year to Year Comparison (First quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results	31,887	32,043	(0.49)	31,173	2.29
	YTD Results	31,887	125,892	—	31,173	2.29
Operating Income	Quarterly Results	4,364	2,540	71.83	4,157	5.00
	YTD Results	4,364	14,559	—	4,157	5.00
Profit Before Income Tax	Quarterly Results	5,666	1,632	247.21	5,016	12.96
	YTD Results	5,666	13,549	—	5,016	12.96
Profit for the Period	Quarterly Results	4,921	1,144	330.23	4,222	16.57
	YTD Results	4,921	10,598	—	4,222	16.57

3. Source of Data		Data Provider		IR, SK Telecom
		Provided for		Analysts and Investors

		Date of Provision		May 8, 2024 / 3:00 p.m. (Seoul time)
		Location		2024 1Q Earnings Results Conference Call
		Organizing Team		IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have
been prepared on a consolidated basis and separate
basis in accordance with International Financial
Reporting Standards as adopted in Korea and may be
subject to change based on the results of the audit by
the Company’s external auditor.

•  For further relevant materials, please refer to the
Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: May 8, 2024